November 4, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attn: Yong Kim and Karl Hiller
Re:     United Parcel Service, Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed February 20, 2024
File No. 001-15451
Dear Ms. Kim and Mr. Hiller:
This letter contains our response to the comment received from the staff of the U.S. Securities and Exchange Commission on October 11, 2024 (the “Letter”) regarding the filing listed above by United Parcel Service, Inc. (references to the “Company” or “UPS” include any or all of United Parcel Service, Inc. and its subsidiaries).
For ease of reference, we have repeated the caption and comment contained in the Letter below, in italics, together with the subheading used in the Letter.
Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis, page 23
We note your response to prior comment two indicating that transformation strategy costs excluded in calculating your non-GAAP measures over the last six years relate to various initiatives that were undertaken to adjust the number of employees to align with the needs of the business, to develop or refine business processes, and to upgrade or enhance technology utilized in fulfilling the needs of the business. You mention various circumstances precipitating these initiatives such as changing competitive landscapes, inflationary pressures, changes in consumer behaviors, normalization of volumes, and volume diversions which you attribute to labor negotiations.
You indicate that you do not consider the related costs to be ordinary because each plan involved separate and distinct activities that would span multiple periods and were not expected to drive incremental revenue, and because the scope of the initiatives exceeded that of routine, ongoing efforts to enhance profitability; although it appears that your initiatives were nevertheless intended to maintain or enhance performance by addressing functional needs and by reducing costs.
We understand from your response that you propose to include additional details about these initiatives in future disclosures, such as the costs, scope, duration and status of the projects, and further explanation about why you exclude the costs in compiling the various non-GAAP measures. We believe that such disclosures should also clearly articulate the rationale and objectives, include expected and actual costs, as applicable, and describe any measurable results in relation to the goals.
For example, the disclosure on page 26, explaining that you do not consider transformation strategy costs when evaluating the operating performance of the business units, or in making resource allocation decisions, should be expanded to clarify how you view the importance of the initiatives in adapting personnel levels and systems to the evolving business environment, and to explain how assessments of operating performance, and of the effectiveness and utility of business processes, precipitated the allocation of resources to these transformation initiatives.

The extent to which the initiatives have been successful in meeting the transformation objectives, as to modernization, quality enhancement, and efficiencies, and in relation to maintaining or enhancing operating performance, should be addressed.
Please submit the revisions that you propose to address prior comment two, and the additional concerns outlined above, within the disclosures on pages 26, 31, 34, 36, and 40, under Items Affecting Comparability, and pertaining to the effects on operating and other expenses of the business segments and consolidated entity.

RESPONSE:
The Company acknowledges the Staff’s comment and, in response, undertakes in future filings and other disclosures, beginning in its Form 10-Q for the quarter ended September 30, 2024 and its Form 10-K for thew year ending December 31, 2024, to include further details about our transformation strategy initiatives of the types described above to the extent known and material.
For purposes of example only, and as discussed with the Staff, the following reflects how the Company intends to include relevant disclosures in its Form 10-Q for the quarter ended September 30, 2024:
Item 2.Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
….
During both the three and nine month periods of 2024, we continued to execute on various initiatives under our previously disclosed transformation strategy programs, Transformation 2.0 and Fit to Serve, which are contributing to fundamental changes to our back-office technologies and organizational structure. We realized benefits from our Fit to Serve initiative during the three and nine months ended September 30, 2024, which contributed to improvements in operating profit for the quarter, and year to date, helped offset declines in operating profit.
….
Items Affecting Comparability
We supplement the reporting of our financial information determined under generally accepted accounting principles in the United States ("GAAP") with certain non-GAAP adjusted financial measures. Management views and evaluates business performance on both a GAAP basis and by excluding costs and benefits associated with these non-GAAP adjusted financial measures. As a result, we believe the presentation and discussion of these non-GAAP adjusted financial measures better enables users of our financial information to view and evaluate underlying business performance from the same perspective as management.

Non-GAAP adjusted financial measures should be considered in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our non-GAAP adjusted financial measures do not represent a comprehensive basis of accounting and therefore may not be comparable to similarly titled measures reported by other companies. Non-GAAP adjusted amounts reflect the following (in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
Non-GAAP Adjustments	2024	2023	2024	2023
Operating Expenses:
Transformation Strategy Costs:
Transformation 1.0	$—	$(3)	$—	$(10)

Transformation 2.0
Spans and Layers	—	—	—	(86)
Business Portfolio Review	(34)	(2)	(29)	(31)
Financial Systems	(12)	(12)	(41)	(30)
Other Initiatives	—	(1)	—	(3)
Transformation 2.0 Total	(46)	(15)	(70)	(150)

Fit to Serve	(108)	(76)	(157)	(76)
Total Transformation Strategy Costs	(154)	(94)	(227)	(236)
Gain on Divestiture of Coyote	156	—	156	—
One-Time Payment for International Regulatory Matter	—	—	(88)	—
Goodwill and Asset Impairment Charges	—	(117)	(48)	(125)
One-Time Compensation Payment	—	(61)	—	(61)
Expense for Regulatory Matter	—	—	(45)	—
Total Adjustments to Non-GAAP Operating Expenses	$2	$(272)	$(252)	$(422)

	Three Months Ended September 30,		Nine Months Ended September 30,
Other Income and (Expense):	2024	2023	2024	2023
Interest Expense Associated with One-Time Payment for International Regulatory Matter	—	—	6	—
Total Adjustments to Non-GAAP Other Income and (Expense)	$—	$—	$6	$—

Total Adjustments to Non-GAAP Income Before Income Taxes	$(2)	$272	$258	$422

Income Tax (Benefit) Expense:
Transformation Strategy Costs:
Transformation 1.0	$—	$1	$—	$2

Transformation 2.0
Spans and Layers	—	—	—	21
Business Portfolio Review	8	1	7	7
Financial Systems	3	3	10	8
Other Initiatives	—	—	—	—
Transformation 2.0 Total	11	4	17	36

Fit to Serve	27	19	38	19
Total Transformation Strategy Costs	38	24	55	57
Gain on Divestiture of Coyote	(4)	—	(4)	—
One-Time Payment for International Regulatory Matter	—	—	—	—
Goodwill and Asset Impairment Charges	—	14	13	16
One-Time Compensation Payment	—	15	—	15
Expense for Regulatory Matter	—	—	—	—
Total Adjustments to Non-GAAP Income Tax (Benefit) Expense	$34	$53	$64	$88

Total Adjustments to Non-GAAP Net Income	$(36)	$219	$194	$334
Transformation Strategy Costs
We supplement the presentation of operating profit, operating margin, income before income taxes, net income and earnings per share with non-GAAP measures that exclude the impact of charges related to activities within our transformation strategy. Programs within our transformation strategy have been designed to fundamentally change our organization structure, processes, technologies and the composition of our business portfolio. Various circumstances have precipitated the projects and initiatives under these programs, including identification and reprioritization of investments as a result of executive leadership changes, developments and changes in competitive landscapes, inflationary pressures, consumer behaviors, and other factors including post-COVID normalization and volume diversions attributed to our 2023 labor negotiations. We do not consider the related costs to be ordinary because each program and its initiatives and projects involve separate and distinct activities that may span multiple periods and are strategic in nature as opposed to operational efforts to drive incremental profitability. These initiatives are in addition to ordinary, ongoing efforts to enhance business performance.
Our transformation strategy has included the following programs and initiatives:

Transformation 1.0: In the first quarter of 2018, we announced and began implementation of a multi-year, enterprise-wide program contemplating a reduction in non-operations management personnel, investments impacting global direct and indirect operating costs, and changes in processes and technology, which were undertaken and completed as multiple discrete initiatives (such projects, collectively, “Transformation 1.0”). In 2018, we announced that we expected to achieve approximately $1.0 billion in savings, which would benefit earnings, from Transformation 1.0. On a cumulative basis and net of amounts reinvested into the business, we had substantially achieved the expected benefits associated with Transformation 1.0 as of the second quarter of 2020. Transformation 1.0 was substantially completed in 2022.
Transformation 2.0: Based on a number of factors including evaluating efficiencies gained as a part of Transformation 1.0, and in connection with changes in our executive leadership in 2020, we identified and reprioritized certain then-current and future investments, including additional investments in our workforce, portfolio of businesses and technology (such projects, collectively, “Transformation 2.0”). Specifically, we undertook an organizational structure review designed to identify opportunities to reduce spans and layers of management, began a review of our business portfolio and identified opportunities to invest in certain technologies, including financial reporting and certain schedule, time and pay systems to reduce global indirect operating costs, provide better visibility, and reduce reliance on legacy systems and coding languages. Our organizational structure review indicated an opportunity to realize initial savings of approximately $400 million with potential opportunities to save up to an additional $240 million through the reduction of spans and layers of management with an anticipation that these savings would be recurring. The business portfolio review was expanded in 2022. As a result thereof, we determined to exit certain businesses that were not aligned with our corporate strategy and determined to make new investments into certain businesses, including healthcare-focused businesses, better aligned to our strategic targets. In connection therewith, we incurred costs primarily consisting of outside professional fees related to these reviews and other costs associated with these transactions. Lastly, our review of our systems and technologies identified certain areas of our business that were reliant on outdated technologies. Our reviews determined that continued use of these legacy technologies would likely increase maintenance costs and that investments into new technologies would enhance our ability to leverage our data and allow us to establish a more flexible system architecture. As of December 31, 2023, we substantially completed our initiatives to reduce spans and layers of management and achieved savings in line with our anticipated benefits. Our ongoing efforts under Transformation 2.0 include initiatives related to our financial systems and our business portfolio review. As of September 30, 2024, we have incurred $785 million of costs as part of Transformation 2.0. Transformation 2.0 initiatives are expected to conclude during 2025 with anticipated remaining costs of approximately $115 million primarily related to completion of our technology initiatives. Costs associated with Transformation 2.0 have primarily consisted of compensation and benefit costs related to reductions in our workforce and fees paid to third-party consultants. Additional detail relating to the projects, initiatives and timing of costs as a part of Transformation 2.0 are contained in the table above. Investments in technology are expected to provide enhanced quality of reporting for both internal and external purposes in part through simplification and standardization of data to better enable migration into cloud-based tools and automation of manual activities, including transitioning its general ledger, consolidation, and planning tools along with U.S. payroll from older programs and software supporting our freight forwarding business. These efforts to enhance our technology are expected to reduce the need for future investments; we expect to begin to realize benefits therefrom in 2025. Investments in our business portfolio review are expected to lead to better alignment of our businesses in support of our corporate strategy. We are realigning businesses within Supply Chain Solutions to better execute our strategy; the operational performance of these businesses is included in our GAAP and non-GAAP adjusted results.
Fit to Serve: In 2023, a number of factors, including macroeconomic headwinds and volume diversion resulting from our labor negotiations with the International Brotherhood of Teamsters, contributed to volume declines in our U.S. Domestic Package business. In addition, our International Package and Supply Chain Solutions businesses were also negatively impacted by a number of challenging macroeconomic conditions during 2023. In response to these factors, we announced and began to undertake our Fit to Serve initiative with the intent to right-size our business to create a more efficient operating model that was more responsive to market dynamics through a workforce reduction of approximately 12,000 positions throughout 2024. We have incurred total costs of approximately $370 million under Fit to Serve, which primarily consist of compensation and benefit costs related to reductions in our workforce. We expect to complete this initiative during 2025 with expected remaining costs of approximately $100 million to be incurred primarily during the fourth quarter of 2024 and first quarter of 2025. We have achieved savings of $625 million under Fit to Serve for the nine months ended September 30, 2024, and expect to realize savings of approximately $1.0 billion for the full year 2024 through reductions in our compensations and benefit expense. Incremental savings of approximately $100 million are expected when Fit to Serve is completed.
For more information regarding transformation strategy costs, see note 17 to the unaudited, consolidated financial statements.
….
    U.S. Domestic Package
        Operating Expenses
Our non-GAAP adjusted operating expenses exclude the impact of transformation strategy costs which were $76 million for the quarter ($93 million year to date) for U.S. Domestic Package. Transformation strategy costs reflected within U.S. Domestic during these periods are related to our Fit to Serve and Transformation 2.0 programs. Within both programs, we incurred compensation and benefits costs related to workforce reductions as we right-size our business. Within Transformation 2.0, we incurred fees paid to outside professional service providers. See Supplemental Information - Items Affecting Comparability for additional discussion of items excluded from our non-GAAP financial measures.
….
    International Package
        Operating Expenses
Our non-GAAP adjusted operating expenses exclude the impact of activities associated with our transformation strategy, which were immaterial for the quarter (year to date $36 million). Transformation strategy activities reflected within International Package during these periods are primarily comprised of compensation and benefits related to workforce reductions under our Fit to Serve program. See Supplemental Information - Items Affecting Comparability for additional discussion.
….
Supply Chain Solutions
        Operating Expenses
As discussed above, our non-GAAP adjusted operating expenses exclude the impact of transformation strategy costs which were $84 million for the quarter ($98 million year to date) for Supply Chain Solutions. Transformation strategy costs reflected within Supply Chain Solutions during these periods are related to our Fit to Serve and Transformation 2.0 programs. Within Transformation 2.0, we incurred impairment costs resulting from our business portfolio review and costs related to financial system investments in Forwarding. Within Fit to Serve, we incurred severance costs as we right-size our business.
….
Consolidated Operating Expenses
    Compensation and Benefits
Non-GAAP adjusted operating expenses exclude the impact of costs incurred under our transformation strategy programs, Fit to Serve and Transformation 2.0, and primarily impacted other employee benefits expense and related payroll tax expense as discussed above. Compensation and benefit expenses under these programs during the third quarter of 2024 were $110 million ($161 million year to date). These costs increased by $30 million (down $17 million year to date) as compared to the same periods of 2023. During 2023, non-GAAP adjusted operating expenses excluded a one-time compensation payment. See Supplemental Information - Items Affecting Comparability for additional discussion.
.….
Other Expenses
Non-GAAP adjusted operating expenses exclude the impact of costs incurred under our transformation strategy programs. Other expenses under our Fit to Serve and Transformation 2.0 programs during the third quarter of 2024 were $44 million ($66 million year to date). These costs increased by $30 million (up $8 million year to date) as compared to the same periods of 2023. We expect to incur additional other expenses under our Fit to Serve and Transformation 2.0 programs during 2024 and 2025 as we complete these programs. Other expenses incurred under these programs are primarily related to fees paid to outside professional service providers and impairment charges resulting from our business portfolio review. See Supplemental Information - Items Affecting Comparability for additional discussion.

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If you have any questions regarding the response set forth above, please do not hesitate to contact the undersigned.
Sincerely,
/s/ Brian Dykes
Brian Dykes
Executive Vice President and Chief Financial Officer

cc: Sarrah Schoenewald, United Parcel Service, Inc.
Norman M. Brothers, Jr., Esq., United Parcel Service, Inc.
Neil Simon, Esq., United Parcel Service, Inc.